UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Sea Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

81141R100**

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 81141R100 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “SE.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81141R100	Schedule 13D/A	Page 2 of 6

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0[1]
	9	SOLE DISPOSITIVE POWER 104,264,743
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,264,743
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% (18.6% of outstanding ordinary shares, assuming all outstanding Class B Ordinary Shares are converted into Class A Ordinary Shares)
14	TYPE OF REPORTING PERSON CO

[1]

The voting power of 104,264,743 Class A Ordinary Shares (including 1,816,833 Class A Ordinary Shares represented by 1,816,833 ADSs) beneficially owned by the Reporting Person has been granted to members of Issuer’s board by an irrevocable proxy with respect to all resolutions and matters that require shareholder vote granted by the Reporting Person and its affiliates, subject to certain conditions (discussed in Item 5).

CUSIP No. 81141R100	Schedule 13D/A	Page 3 of 6

1	NAME OF REPORTING PERSONS Tencent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0[2]
	9	SOLE DISPOSITIVE POWER 98,510,410
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,510,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (17.6% of outstanding ordinary shares, assuming all outstanding Class B Ordinary Shares are converted into Class A Ordinary Shares)
14	TYPE OF REPORTING PERSON CO

[2]

The voting power of 98,510,410 Class A Ordinary Shares owned by the Reporting Person has been granted to members of Issuer’s board by an irrevocable proxy with respect to all resolutions and matters that require shareholder vote granted by the Reporting Person and its affiliates, subject to certain conditions (discussed in Item 5).

CUSIP No. 81141R100	Schedule 13D/A	Page 4 of 6

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2017 (as amended to date, the “Schedule 13D”) relating to the Class A ordinary shares, par value US$0.0005 per share (the “Class A Ordinary Shares”), and American depositary shares, each representing one Class A Ordinary Share (“ADSs”), of Sea Limited, a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background

Appendix A (attached hereto) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e)    During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by replacing the last paragraph with the following:

On September 5, 2022, the Reporting Parties and their affiliates have granted members of Issuer’s board an irrevocable proxy with respect to Class A Ordinary Shares and ADSs owned by them on such date that require a shareholder vote with respect to all resolutions and matters to be voted upon by shareholders of the Issuer, provided that the proposed matter would not involve any amendment to the constitutional documents of the Issuer that would affect the rights of any Tencent parties in a different manner compared to the effect on any other shareholders of the Issuer as a result of the amendment, which comparison, for the avoidance of doubt, shall be made on the basis of per share of the same class or series of shares of the Issuer.

The foregoing descriptions of the irrevocable proxy do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Other than as set forth in the Schedule 13D, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any Related Persons have any plans or proposal which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons, and any Related Persons, may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

Items 7 through 11 and 13 of each of the cover page of the Schedule 13D for the Reporting Persons are incorporated herein by reference.

CUSIP No. 81141R100	Schedule 13D/A	Page 5 of 6

Tencent Holdings is the parent company of Tencent Limited and may be deemed to beneficially own the securities held of record by Tencent Limited. As of the date hereof, Tencent Holdings’ beneficial ownership of an aggregate of 104,264,743 Class A Ordinary Shares, or 20.3%, consists of 98,510,410 Class A Ordinary Shares held by Tencent Limited, 1,816,833 Class A Ordinary Shares represented by 1,816,833 ADSs held by Huang River, a wholly-owned subsidiary of Tencent Holdings, and 3,937,500 Class A Ordinary Shares held by Tencent Growthfund, a wholly-owned subsidiary of Tencent Holdings.

Unless otherwise indicated, the percentages are based on (i) 514,210,167 Class A Ordinary Shares of the Issuer as of April 5, 2022 as disclosed in the Issuer’s latest public filings made with the SEC.

The Irrevocable Proxy

On September 5, 2022, the Reporting Parties and their affiliates have granted members of Issuer’s board an irrevocable proxy with respect to Class A Ordinary Shares and ADSs owned by them on such date with respect to all resolutions and matters to be voted upon by shareholders of the Issuer, provided that the proposed matter would not involve any amendment to the constitutional documents of the Issuer that would affect the rights of any Tencent parties in a different manner compared to the effect on any other shareholders of the Issuer as a result of the amendment, which comparison, for the avoidance of doubt, shall be made on the basis of per share of the same class or series of shares of the Issuer. The proxy will terminate upon: mutual agreement of the parties, any change of control transaction of the Issuer; the completion of any voluntary or involuntary liquidation, dissolution or winding up of the business operations of the Issuer; and execution of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of all or a material part of the property and assets of the Issuer.

Due to the irrevocable proxy, the Reporting Persons may be deemed not to have voting power with respect to the Class A Ordinary Shares and ADSs with respect to all resolutions and matters that require shareholder vote.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, none of the Related Persons, other than Chenye Xu (“Mr. Xu”), Chief Information Officer of Tencent Holdings, and Yuxin Ren (“Mr. Ren”), Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group of Tencent Holdings, beneficially owns any Class A Ordinary Shares. As of the date hereof, Mr. Xu beneficially owned 216,381 Class A Ordinary Shares and Mr. Ren beneficially owned 1,494,294 Class A Ordinary Shares.

(c) Except as described in Item 4 and this Item 5, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.

(d) Except as set forth in the Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 99.3 —Irrevocable Proxy Agreement, dated September 5, 2022.

CUSIP No. 81141R100	Schedule 13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2022

TENCENT HOLDINGS LIMITED

By:	/s/ Martin Lau
Name:	Martin Lau
Title:	Director

TENCENT LIMITED

By:	/s/ Brent Richard Irvin
Name: Brent Richard Irvin
Title:	Director

[Signature Page to Schedule 13D Amendment]

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS

Directors and Executive Officers of Tencent Holdings Limited

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:

Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China

Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)

Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa

Charles St Leger Searle	Non-Executive Director	Republic of South Africa

Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China

Ian Charles Stone	Independent Non-Executive Director	United Kingdom of Great Britain and Northern Ireland

Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ke Yang	Independent Non-Executive Director	People’s Republic of China

Zhang Xiulan	Independent Non-Executive Director	People’s Republic of China

Executive Officers:

Ma Huateng	Chief Executive Officer	People’s Republic of China

Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)

Xu Chenye	Chief Information Officer	People’s Republic of China

Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China

James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland

David A.M. Wallerstein	Chief eXploration Officer and Senior Executive Vice President	United States of America

John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

Directors and Executive Officers of Tencent Limited

The names of the directors and the names and titles of the executive officers of Tencent Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Limited.

Name	Present Principal Employment	Citizenship
Directors:

Ma Huateng	Director	People’s Republic of China

Charles St Leger Searle	Director	Republic of South Africa

Brent Richard Irvin	Director	United States of America

Executive Officers:

N/A